SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                               Commission File No:


(Check  One):

[   ]Form  10-K  [  ]Form  20-F  [  ]Form  11-K   [ X ]Form 10-Q  [ ]Form N-SAR

            For Period Ended:  12-31-2000

                           (  )  Transition  Report  on  Form  10-K
                           (  )  Transition  Report  on  Form  20-F
                           (  )  Transition  Report  on  Form  11-K
                           (  )  Transition  Report  on  Form  10-Q
                           (  )  Transition  Report  on  Form  N-SAR

                           For the Transition Period Ended:___________________


Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART 1 - REGISTRANT INFORMATION

Full  Name  of  Registrant:         Milinx Business Group, Inc.

Former  Name  if  Applicable: N/A

Address of Principal Executive Office (Street and Number):

                            Suite 3827, 1001 Fourth Avenue
                            Seattle, Washington 98154

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(check appropriate  box).

(X ) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( ) (b) The subject annual report, on Form 10-K, will be filed on or before the fifteenth calendar day following the prescribed due date;

(  )  (c) The  accountant's  statement  or  other  exhibit  required  by  Rule
          12b-25(c)  has  been  attached  if  applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).


Due to the completion of ongoing negotiations related to material events.



                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Dave Libby                      604                   647-7600
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         (Name)                (Area  Code)         (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
     Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports been filed? If answer is no, identify report(s). Yes [ X ] No [ ]


--------------------------------------------------------------------------------


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
     report  or  portion  thereof?  Yes  [ X ]  No  [   ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Company, having just commenced operations in fiscal year 2000, has experienced substantial growth through fiscal year 2001.

================================================================================


                          MILINX BUSINESS GROUP, INC.
                   -------------------------------------------
                   Name of Registrant as Specified in Charter


Has cause this notification to be signed on its behalf by the undersigned hereunder duly authorized.




Dated: February 14, 2001        By: /S/ Mikiko Fujisawa, Treasurer & Director
                                  ----------------------------------------------
                                     Mikiko Fujisawa, Treasurer & Director



       Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.A.C. 1001).